FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of November 2002

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F    X                      Form 40-F
                         -----                              -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

              Yes                                  No    X
                   ------                              -----
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________________.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

                  This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's Convertibility Law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, and the adoption of a restrictive currency transfer policy. Changes in laws and economic and business conditions in Argentina have been extensive and rapid. It is difficult to predict the impact of these changes on the Company's future financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Recent Developments

                  Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are in pesos and our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1998. In December 2001, the recession deepened into an unprecedented political and economic crisis which has disrupted Argentina's financial system and effectively paralyzed its economy. Since December 1, 2001, Argentina has had five presidents, the last, Mr. Duhalde, elected by Congress on January 1, 2002. In response to the current crisis, the Argentine government has undertaken numerous and far-reaching initiatives, the full consequences of which are still uncertain. These initiatives include:

                  o deferring the payment of certain of Argentina's sovereign debt;

                  o ending the peso-dollar parity introduced in 1991 under the Convertibility Law and the resulting devaluation of the peso, which as of November 14, 2002 was trading at approximately Ps. 3.56 per US$ 1.00;

                  o introducing foreign exchange controls restricting, among other transactions, outflows of capital, including for the payment of foreign debt obligations such as our Notes;

                  o converting certain dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

                  o converting dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps. 1.4 per U.S. dollar;

                  o restructuring bank deposits and restricting bank withdrawals (the "corralito");

                  o amending the bankruptcy law to protect debtors and subsequently leaving those amendments without effect;

                  o amending the charter of Banco Central de la Republica Argentina (the "Central Bank") to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the Argentine government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

                  o allocating government bonds to financial institutions in compensation for losses incurred as a result of their obligation to convert dollar-denominated assets and liabilities into pesos on an "asymmetrical" basis.

                  Although the long-term effect of the current crisis and the various governmental measures adopted in response remains uncertain, our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected. The economic and financial crisis affecting Argentina has:

                  o resulted in a continued loss of subscribers over the 12-month period ended September 30, 2002.

                  o eliminated expectations that we may be able to raise in the capital or banking markets the funds needed to refinance significant debt maturing in 2002 and 2003;

                  o caused Multicanal to defer payments of principal and interest due on its Notes; and

                  o given rise to a significant decline in the value of our assets and anticipated revenues.

                  The Argentine government is expected to face severe fiscal problems due to the devaluation of the Argentine currency. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. The adoption of austere fiscal measures which would be required to repay the Argentine government's debt and to balance its budget after the devaluation may lead to further social unrest and political instability.

         Argentina's history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. High inflation would likely deepen Argentina's current economic recession. Since the devaluation of the peso, the peso has been subject to inflation, with the Wholesale Price Index general level ("WPI") for the 12-month period ended September 30, 2002 estimated at 114.5%, compared to a slight deflation in the 12-month period ended December 31, 2001.

         The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the policies implemented by the Duhalde administration or any particular set of economic policies, created an atmosphere of great uncertainty and lack of confidence of the population in the banking system. As a result, commercial and financial activities were virtually paralyzed during the first three quarters of 2002, further aggravating the economic recession which precipitated the current crisis. Moreover, due to the current social and political crisis, Argentina continues to face risks including
(i) civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes, (ii) expropriation, nationalization and forced renegotiation or modification of existing contracts and (iii) changes in taxation policies, including royalty and tax increases and retroactive tax claims.

         On July 2, 2002, President Duhalde announced his intention to request Congress that presidential elections be held in March 2003. The elected president would take office in May 2003. During recent months, the peso/dollar exchange rate has remained stable and in recent weeks, the peso has strengthened, as exports remitted significant amount of export proceeds to the Central Bank in compliance with current regulations. It is unclear how the next presidential elections will affect the country's economy. Recent news reports of an investigation of former president and future presidential candidate Carlos Menem indicate that increased political jockeying of aspiring presidential candidates may have already begun, and may render the political climate less stable in the run-up to the election in the spring. The Peronist party, to which Mr. Duhalde belongs, has been unable to agree on a presidential candidate to date. Certain of the possible candidates have indicated their willingness to run directly for the presidency independently of the Peronist party if not chosen to be the party's candidate. A fragmentation of the Peronist party may further complicate the prospects of overcoming the current economic situation, and exacerbate the difficulty in reaching an agreement with the International Monetary Fund (the "IMF"). On November 14, 2002, the Argentine government failed to make a principal payment of $805 million due to the IMF. Failure to reach agreement with the IMF could further restrict Argentina's already limited access to sources of funding.

                  The Argentine government has historically exercised significant influence over the economy. In connection with the current crisis, the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy and contractual rights. We cannot assure holders of Notes that laws and regulations will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign-currency denominated debt obligations.

Continuation of Operations

                  In the context of Argentina's severe economic recession, Multicanal must devote its resources and revenues to ensure the continuity of its operations. To this end, the Company has undertaken various measures, including deferring payments on its outstanding indebtedness, and renegotiating various contracts, including its contracts with programming suppliers, to convert substantially all dollar-denominated costs to peso-denominated costs for 2002, subject to adjustment to reflect changes in the Company's subscriber base and its ability to increase subscription fees. We have engaged the services of a financial advisor to assist us in connection with the restructuring of our debt and in due course intend to submit proposals to our financial creditors, including the holders of our Notes, with respect to alternative means of discharging the deferred payments, taking into account the limitations imposed by an economy with a high degree of volatility.

Ability to Operate as a Going Concern

                  In their report accompanying the Company's unaudited interim consolidated financial statements for the period ended September 30, 2002, our independent accountants have noted that although we have prepared such financial statements following accounting principles applicable to a going concern, the changes in economic conditions in Argentina and the impact of those changes on the Company create substantial doubt as to the ability of the Company to continue to operate as a going concern.


Overview


         Set forth below is a discussion and analysis of our results of operations for the nine-month periods ended September 30, 2002 and 2001. The financial information included in the discussion below as at September 30, 2002 and 2001 and for the nine-month periods ended September 30, 2002 and 2001 is derived from our unaudited interim consolidated financial statements. The information in this section should be read together with the unaudited interim consolidated financial statements and the related notes included elsewhere in this report. Our unaudited interim consolidated financial statements were prepared in accordance with Argentine GAAP, which differ from U.S. GAAP.

Devaluation of the Peso

         From April 1991 through January 6, 2002, the peso traded at a rate of 1 to 1 with the U.S. dollar. On January 6, 2002, the Argentine Congress derogated the Convertibility Law and enabled the President to set the peso/U.S. dollar exchange rate. Initially, the government introduced a "dual" exchange rate system: an official rate of Ps. 1.40 per US$ 1.00 for a vast majority of transactions, many of which were subject to the approval of the Central Bank, and a free floating market rate for a limited scope of transactions. As depositors successfully used the judiciary to obtain a release of their frozen deposits, pesos were increasingly used to purchase U.S. dollars, putting additional pressure on the peso/dollar free floating exchange rate. On February 11, 2002, the Government abandoned the dual foreign exchange system and allowed the peso to float. At September 30, 2002, the peso/dollar rate quoted by Banco de la Nacion Argentina was Ps. 3.74 to US$1.00. Since then, the dollar has depreciated in value versus the peso, trading at a rate of approximately Ps.
3.56 per US$1.00 at November 14, 2002.

         Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 3.64 per US$1.00 in the case of assets and Ps. 3.74 per US$1.00 in the case of liabilities, the exchange rates reported by Banco de la Nacion Argentina on September 30, 2002.

Inflation Accounting

         Effective September 1, 1995, Argentine regulations applicable to us required us to discontinue restating our financial statements to recognize changes in the purchasing power of the peso. Prior to March 6, 2002, accounting principles did not differ from applicable regulations provided that the annual change in the WPI did not exceed 8% per annum. During the years ended December 31, 1999, 2000 and 2001 the WPI increased by 1.2%, increased by 2.5% and decreased by 5.6%, respectively. Beginning in January 2002, the inflation rate in Argentina began to increase significantly.

         To counter both the high inflation rates brought about by the end of the convertibility monetary system in Argentina at the beginning of 2002 and the distortion this caused in Argentine companies' financial statements, the Argentine Government issued Decree N(degree) 1269/02 on July 17, 2002. This Decree provides for the reestablishment of inflation accounting and instructed the National Securities Commission ("CNV") to issue specific regulations regarding its application to companies such as us subject to the CNV's jurisdiction. Consequently, on July 25, 2002, the CNV issued Resolution 415/2002, providing that financial statements filed subsequent to the date of the Resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002. Accordingly, the Company's results have been restated as follows:

         o results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, applying to the original value the conversion factor referenced in the WPI from the month in which the transaction took place to the date of the next succeeding fiscal quarter.

         o results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

         Financial results have been valued net of general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation".

         Additionally, amounts for the nine-month period ended September 30, 2001, presented herein for comparative purposes, have been restated to eliminate the distorting effects of changes in the purchasing power of the Argentine peso on non-monetary assets, liabilities and shareholders' equity. All such information is presented in comparable monetary terms at September 30, 2002 using a conversion factor equal to 2.2120, which represents the inflation index rate during the twelve-month period ended September 30, 2002.

         The restatement for wholesale-price level changes recorded in the income statement reflects the effects of inflation on the Company<180>s net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash. The restatement merely reflects the effects of inflation, and does not imply either a generation or use of funds.

Subscribers

         The following table sets forth selected information relating to Multicanal within each of the areas in which we operated as of September 30, 2002 based on Multicanal's internally generated market information:

                     Cities of
                       Buenos
                     Aires, La      Atlantic
                     Plata and     Coast and                  Total
                      Greater       Central                 Argentine                              Total          Total
                    Buenos Aires   Argentina     Litoral     Regions     Paraguay    Uruguay    International   Multicanal
                    ------------------------------------------------------------------------------------------------------
Multicanal Homes
Passed              3,022,379      1,031,930     421,297    4,475,606     327,300    520,000       847,300      5,322,906
Multicanal
Subscribers           466,979        276,902     126,942      870,823      49,629     83,584       133,213      1,004,036
Multicanal
Penetration             15.5%          26.8%       30.1%        19.5%       15.2%      16.1%         15.7%          18.9%

         Multicanal's annualized churn rate for the three-month period ended September 30, 2002 was 58.8% as compared to 33.5% for the three-month period ended September 30, 2001. The increase in the churn rate is primarily due to the continued slow-down of the Argentine economy, resulting in the loss of subscribers and disconnections. Multicanal's churn rate is determined by calculating the total number of disconnected cable television customers over each of the three-month periods ended September 30, 2002 and 2001 as a percentage of the initial number of cable television customers for the same three-month period. We lost approximately 324,000 subscribers over the 12-month period ended September 30, 2002.

         Our EBITDA in the nine-month period ended September 30, 2002 was Ps.
109.7 million, a 56.8% decrease compared to our EBITDA of Ps. 254.1 million in the nine-month period ended September 30, 2001. Our bank and financial debt, including accrued interest and seller debt, outstanding at September 30, 2002 totaled Ps. 2,189.3 million (consisting of U$S 568.4 million and Ps. 63.3 million), compared to Ps. 1,762.9 million (U$S 797.0 million) at September 30, 2001.

Nine-month Periods Ended September 30, 2002 and 2001

         Net Revenues. Net revenues were Ps. 463.3 million in the nine-month period ended September 30, 2002. This figure represents a decrease of 41.5% compared to net revenues of Ps. 792.4 million in the nine-month period ended September 30, 2001. The principal factor driving the decrease in net revenues in this period as compared to the nine-month period ended September 30, 2001 is the fact that we were able to increase the basic fees for our services at a lower rate than the general rate of inflation. In addition, our net revenues were adversely affected by the loss of subscribers over the twelve-month period ended September 30, 2002 and a reduction in advertising sales. The decrease in net revenues was partially offset by an increase in revenues (in peso terms) from our international operations (Uruguay and Paraguay), a decrease in real terms of charges for the allowance for doubtful accounts, an increase in other sales and a reduction in direct taxes.

         Our revenues are presented net of various direct taxes that are charged on our gross revenues and which represent on average approximately 0.6% of gross revenues. These taxes, which are levied on billed amounts excluding amounts charged off, include several direct taxes and a tax on gross revenues generated in La Pampa, Chaco and Corrientes. From January 1, 1999 through August 12, 2001, we were allowed to reduce our payment obligations on account of value-added taxes at the end of each month by the amounts paid to Comfer during that month. Since August 13, 2001, we are also allowed to reduce our payment obligations on account of value-added taxes by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of value-added taxes. Our revenues are also presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps. 249.5million in the nine-month period ended September 30, 2002. This figure represents a decrease of 34.9% over our direct operating expenses of Ps. 383.1 million in the nine-month period ended September 30, 2001, which is mainly attributable to a decrease in programming rights, payroll and social security, printing and distribution of magazines, rentals and sundry.

         Direct operating expenses consist principally of:

         o   signal delivery fees paid to programming suppliers,

         o wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections, and

         o to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for Multicanal's monthly publication.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 104.1 million in the nine-month period ended September 30, 2002. This figure represents a decrease of 33.0% from Ps. 155.2 million in the nine-month period ended September 30, 2001, which is attributable principally to a decrease in payroll and social security, sales commissions, personnel expenses and sundry, and was partially offset by an increase in employee dismissals.


Our selling, general, administrative and marketing expenses consist of:

         o   professional fees,
         o   wages and benefits of non-technical employees,
         o   sales commissions,
         o   advertising,
         o   insurance,
         o   rental of office space, and
         o   other office related expenses.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps. 238.9 million in the nine-month period ended September 30, 2002. This figure represents a decrease of 5.4% compared to depreciation and amortization expenses of Ps. 252.6 million in the nine-month period ended September 30, 2001. This decrease in the Company's depreciation and amortization expenses was mainly due to the decrease in the value of intangible assets as a result of the impairment charge recorded as of December 31, 2001. See Note 14 to the financial statements.

         Financial (Income) Expenses and Holding Gains Net. Our net financial expenses and holding losses were Ps. 571.8 million in the nine-month period ended September 30, 2002. This figure represents an increase of 217.4% from financial expenses and holding losses, net, of Ps. 180.2 million in the nine-month period ended September 30, 2001. This increase is attributable principally to the impact of the devaluation of the peso in relation to the US dollar on the Company's US dollar-denominated debt and was partially offset by the cancellation of Notes acquired in the open market and the net gains resulting from the impact of inflation on our monetary assets and liabilities.

         Other Non-Operating Income (Expenses), Net. Other non-operating income net, was Ps. 1.4 million in the nine-month period ended September 30, 2002, compared to other non-operating income, net, of Ps. 303.0 million in the nine-month period ended September 30, 2001. Other non-operating income, net, during the nine-month period ended September 30, 2002 decreased mainly due to a lower net gain on sale of investees as a result of the sale of the Company<180>s interest in DirecTV Latin America LLC recorded in 2001, and the impairment charge recorded in our international operations (Uruguay) and was partially offset by a lower provision for employee dismissals and in provisions made on account of contingent liabilities, and a decrease in sundry.

         Income Taxes and/or Tax on Minimum Notional Income. Income taxes were Ps. 4.3 million in the nine-month period ended September 30, 2002, compared to Ps. 10.5 million in the nine-month period ended September 30, 2001. In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment and as a result, the Company is exempt from the tax on minimum notional income for fiscal year 2001 and future years.

         Net Loss. We had a net loss of Ps. 691.5 million in the nine-month period ended September 30, 2002, as compared to a net gain of Ps. 107.4 million in the nine-month period ended September 30, 2001, as a result of the factors described above.

         EBITDA. Our EBITDA in the nine-month period ended September 30, 2002 was Ps. 109.7 million. This figure represents a decrease of 56.8% compared to our EBITDA of Ps. 254.1million in the nine-month period ended September 30, 2001. Our EBITDA margin (EBITDA/net revenues) decreased to 23.7% compared to 32.1%, due primarily to a decrease in revenues at a faster pace than our reduction of costs.


Liquidity and Capital Resources

         We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

         o   equity contributions from our shareholders;

         o   borrowings under bank facilities or debt security issuances;

         o   cash flow from operations; and

         o   financing by sellers of cable systems we acquire.

         Given the current conditions affecting the Argentine economy and the uncertainties as to future developments, we cannot give any assurances that we will be able to raise the funds required to discharge in full existing debt obligations in the short or medium term. We expect that our cash flow from our operations will be devoted primarily to ensure the continuation of our operations while we prepare alternative restructuring proposals to be submitted to our financial creditors in due course.

Condensed from the original prepared in Spanish for publication in Argentina

        INDEX TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MULTICANAL S.A.


UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
Report of independent accountants ........................................  F-2
Unaudited interim consolidated balance sheet..............................  F-4
Unaudited interim consolidated statement of operations....................  F-5
Unaudited interim consolidated statement of changes in shareholders'
  equity..................................................................  F-6
Unaudited interim consolidated statement of cash flows....................  F-7
Notes to the unaudited interim consolidated financial statements..........  F-8
Exhibit................................................................... F-35

REPORT OF INDEPENDENT ACCOUNTANTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors and Shareholders of Multicanal S.A.


1. We have reviewed the accompanying interim consolidated balance sheets of Multicanal S.A. and its subsidiaries as of September 30, 2002 and 2001, and the related interim consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the nine-month periods then ended. These interim consolidated financial statements are the responsibility of the Company's Management.

2. We conducted our reviews in accordance with auditing standards generally accepted in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed unaudited interim consolidated financial statements.

4. Note 13 summarizes the status of the Argentine economy and describes some of the economic measures adopted by the National Government to confront the Argentine crisis, some of which may have been pending on the date of preparation of these financial statements. The general impact of all the measures adopted to date by the Government on the financial statements of the Company at September 30, 2002 was recognized according to the evaluations and estimates made by Management when preparing the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and those differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. At this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Therefore, the Company's financial statements must be considered in the light of these circumstances.

5. As explained in Note 7, the Company has not made scheduled payments due on certain Notes. The Company is renegotiating its financial obligations; at the date of this report, however, this process is at a preliminary stage and consequently, its outcome cannot be anticipated.

6. As indicated in Note 13, the Company's losses for the nine-month period ended September 30, 2002 exceed 50% of its capital and 100% of its reserves as of September 30, 2002. Although section 206 of the Commercial Companies Law establishes a mandatory capital reduction in such situations, by means of Decree 1269/02, the National Executive suspended enforcement of this regulation until December 10, 2003.

7. As reflected in the accompanying condensed unaudited interim consolidated balance sheet, at September 30, 2002 approximately 63% of the Company's consolidated assets are comprised of goodwill and other intangible assets. As a result of present economic conditions in Argentina, there is uncertainty as to whether future cash flows will be sufficient to recover the recorded value of intangible assets at September 30, 2002 in the normal course of business.

8. The changes in economic conditions in Argentina and those of Multicanal S.A. described in paragraphs 4 and 5 above -if not resolved favorably-create substantial doubt as to the ability of the Company to continue to operate as a going concern. The Company has prepared the accompanying condensed unaudited interim consolidated financial statements applying accounting principles applicable to a going concern. Consequently, those financial statements do not include the effects of potential adjustments and reclassifications that might be required if the Company is not able to continue as a going concern and is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

9. Based on the work done and our examination of the financial statements of the Company and its consolidated financial statements for the years ended December 31, 2001 and 2000, on which we issued our qualified report dated March 11, 2002 due to the uncertainty as to (i) the impact of the economic measures issued by the National Government, (ii) the Company's capacity to fulfill its financial commitments, (iii) the recoverability of the intangible assets balance and (iv) the Company's capacity to continue operating as a going concern, we report that the unaudited interim consolidated financial statements of Multicanal S.A. at September 30, 2002 and 2001 consider all significant facts and circumstances which are known to us. We have no observations to make other than those indicated in points 4, 5, 6, 7 and 8.


Buenos Aires, Argentina                   PRICE WATERHOUSE & CO.
 November 14, 2002
                                          by /s/ Alberto E. Fandino (Partner)
                                          -----------------------------------
                                          Alberto E. Fandino

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
                        (At September 30, 2002 and 2001)
      (Expressed in Argentine pesos of September 30, 2002 purchasing power)


                                                                                  September 30,
                                                                      -------------------------------------
                                                                             2002                2001
                                                                      -------------------------------------
                                                                          (Unaudited)         (Unaudited)
                                 ASSETS
CURRENT ASSETS
Cash and banks...................................................          94,338,982         22,978,229
Short-term investments (Note 3 (a)) .............................             926,136        216,536,906
Trade receivables (Note 3 (b))...................................          27,475,522         62,893,460
Receivables from related parties.................................          12,946,141         17,622,302
Other (Note 3 (c))...............................................          50,816,348        106,027,341
                                                                       ----------------------------------
         Total current assets....................................         186,503,129        426,058,238
                                                                       ----------------------------------
NON-CURRENT ASSETS
Long-term investments (Note 3 (e))...............................          15,685,398          9,696,708
Property and equipment, net (Note 4).............................         671,083,436        849,207,700
Goodwill and intangible assets (Note 5)..........................       1,557,826,036      1,998,818,293
Other (Note 3 (d))...............................................          30,666,841         60,035,712
                                                                       ----------------------------------
         Total non-current assets................................       2,275,261,711      2,917,758,413
                                                                       ----------------------------------
         Total assets ...........................................       2,461,764,840      3,343,816,651
                                                                       ==================================
                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.........................         113,896,001        240,921,240
Short-term bank and financial debt (Notes 3 (f) and 7)...........       2,175,651,737        440,746,475
Acquisition related debt ........................................           8,120,155          7,247,965
Taxes payable....................................................          17,660,722         46,321,785
Debt with related parties........................................           1,783,230          4,152,664
Payroll and social security......................................           7,537,630         19,249,129
Other (Note 3 (g))...............................................           7,790,850          9,148,603
                                                                       ----------------------------------
         Total current liabilities...............................       2,332,440,325        767,787,861
                                                                       ----------------------------------
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities.........................                   -          5,929,090
Taxes payable....................................................           2,291,624          5,885,128
Acquisition related debt ........................................           5,290,724            775,612
Long-term bank and financial debt (Note 7).......................             241,251      1,314,189,166
Other (Note 3 (h))...............................................          22,025,553         39,517,092
Provision for lawsuits and contingencies (Note 6 (c))............          23,219,984         51,314,276
                                                                       ----------------------------------
         Total non-current liabilities...........................          53,069,136      1,417,610,364
                                                                       ----------------------------------
         Total liabilities.......................................       2,385,509,461      2,185,398,225
                                                                       ----------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..................          33,295,681         28,618,354
SHAREHOLDERS' EQUITY (as per related statement)..................          42,959,698      1,129,800,072
                                                                       ----------------------------------
         Total liabilities and shareholders' equity..............       2,461,764,840      3,343,816,651
                                                                       ==================================


The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

                                 MULTICANAL S.A.

             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
         (For the nine-month periods ended September 30, 2002 and 2001)
      (Expressed in Argentine pesos of September 30, 2002 purchasing power)


                                                                                       September 30,
                                                                          ------------------------------------
                                                                                2002                2001
                                                                          ------------------------------------
                                                                            (Unaudited)           (Unaudited)
Net revenues (Note 3 (i)).............................................      463,284,542           792,403,126
Operating costs
  Direct operating expenses (Exhibit).................................     (249,508,672)         (383,061,781)
  General and administrative expenses (Exhibit).......................      (74,076,908)         (108,601,211)
  Selling and marketing expenses (Exhibit)............................      (29,979,403)          (46,595,243)
  Depreciation and amortization.......................................     (238,894,633)         (252,561,498)
                                                                          ------------------------------------
Operating (loss)/gain ................................................     (129,175,074)            1,583,393
Non-operating income (expenses)
  Financial income (expenses) and holding results, net (Note 3 (j))...     (571,818,655)         (180,155,781)
  Other non-operating income (expenses), net (Note 3 (k)).............        1,444,360           303,033,941
                                                                          ------------------------------------
Loss before taxes, minority interest and equity in the (losses)
  gains  of affiliated companies......................................     (699,549,369)          124,461,553
Income taxes and/or tax on minimum notional income....................       (4,273,150)          (10,476,872)
                                                                          ------------------------------------
Loss before minority interest and equity in the (losses) gains of          (703,822,519)          113,984,681
  affiliated companies................................................
Minority interest in results of consolidated  subsidiaries............       (9,080,802)           (3,496,880)
                                                                          ------------------------------------
Loss before equity in the (losses) gains of affiliated companies......     (712,903,321)          110,487,801
Equity in the gains (losses) of affiliated companies (Note 10)........       21,366,137            (3,125,592)
                                                                          ------------------------------------
Net (loss)/ gain .....................................................     (691,537,184)          107,362,209
                                                                          ====================================

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

                                 MULTICANAL S.A.

   UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
         (For the nine-month periods ended September 30, 2002 and 2001) (Expressed in Argentine pesos of September 30, 2002 purchasing power -
                            except number of shares)


                                     =========================================================================
                                                             SHAREHOLDERS' CONTRIBUTIONS
                                     -------------------------------------------------------------------------
                             Number of
                             issued and
                             authorized                    Adjustments
                           common shares                    to capital       Additional
                           par value Ps.1        Share         (Note          paid-in        Merger
                                                 capital      2.5.(g))        capital       premium
                          --------------------------------------------------------------------------
                              (Unaudited)     (Unaudited)  (Unaudited)     (Unaudited)    (Unaudited)

At January 1, 2001            365,953,227     365,953,227  473,372,669   1,059,041,398             -

Incorporation of balances
   following merger with
   Plataforma Digital
   S.A.                           867,810         867,810    1,051,813               -   3 4,143,158
 Net gain for the period                -               -            -               -             -
                          --------------------------------------------------------------------------

At September 30, 2001         366,821,037     366,821,037  474,424,482   1,059,041,398    34,143,158
                          ==========================================================================
At January 1, 2002            366,821,037     366,821,037  474,424,482   1,059,041,398    34,143,158

Net loss for the period                 -               -            -               -             -
                          --------------------------------------------------------------------------

At September 30, 2002         366,821,037     366,821,037  474,424,482   1,059,041,398   34,143,158
                          ==========================================================================

                                                                             Retained
                                                                             earnings        Total
                              Irrevocable                   Legal         (accumulated  shareholders'
                             contributions      Reserve    reserve           deficit)       equity
                           -------------------------------------------------------------------------
                              (Unaudited)     (Unaudited)  (Unaudited)      (Unaudited)   (Unaudited)

At January 1, 2001                      -      25,810,808    6,396,217    (910,555,296) 1,020,019,023

Incorporation of balances
   following merger with
   Plataforma Digital
   S.A.                         4,844,221      39,112,801            -     (77,600,963)     2,418,840
 Net gain for the period                -               -            -      107,362,209   107,362,209
                           --------------------------------------------------------------------------

At September 30, 2001           4,844,221      64,923,609    6,396,217    (880,794,050) 1,129,800,072
                           ==========================================================================
At January 1, 2002              4,844,221      64,923,609    6,396,217  (1,276,097,240)   734,496,882

Net loss for the period                 -               -            -    (691,537,184) (691,537,184)
                           --------------------------------------------------------------------------

At September 30, 2002           4,844,221      64,923,609    6,396,217  (1,967,634,424)    42,959,698
=====================================================================================================


   The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina


                                 MULTICANAL S.A.
             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
         (For the nine-month periods ended September 30, 2002 and 2001)
      (Expressed in Argentine pesos of September 30, 2002 purchasing power)


                                                                                        September 30,
                                                                             ---------------------------------
                                                                                   2002              2001
                                                                             ---------------------------------
                                                                               (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Result for the period (Loss)Gain ..........................................    (691,537,184)     107,362,209
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation and disposal of fixed assets...............................     149,966,543      150,854,048
   Goodwill and intangible assets amortization.............................      88,928,090      101,707,450
   Equity in the losses (gains) of affiliated companies....................     (21,366,137)       3,125,592
   Loan restatement........................................................      20,104,199                -
   Interest accrued on financial liabilities and acquisition of
   cable.....................................                                   191,875,452      147,224,578
   Result from advanced repurchase of negotiable obligations...............    (423,507,729)               -
   Result from restatement of negotiable obligations.......................   1,009,085,324                -
   Exchange difference on debt from purchase of cable......................       6,183,851                -
   Minority interest in results of consolidated subsidiaries...............       9,080,802        3,496,880
   Provision for lawsuits and contingencies................................         435,965        6,059,722
   Provision for impairment of intangible assets...........................       5,011,085                -
   Result of sale of long-term investments.................................         (25,327)    (326,939,265)
   Exchange difference in advances on purchase of investments..............      (3,102,518)               -
   Result of exposure to inflation from bank and financial debt and
   acquisition related debt in Argentine pesos.............................     (62,084,135)               -
   Result from conversion included in purchases of cable...................         772,291                -
   Result from conversion in fixed and intangible assets...................      (6,063,815)               -
   Result from holding of long-term investments............................         (27,320)         394,647
Decrease (increase) in assets
   Trade receivables.......................................................      44,681,472        4,586,262
   Other current assets....................................................      46,121,378      (23,987,221)
   Other non-current assets................................................      11,983,899      (22,917,860)
   Receivables from related parties........................................       4,124,493       (1,971,269)
Increase (decrease) in liabilities
   Debt with related parties...............................................      (1,223,505)        (833,457)
   Other current and non-current liabilities...............................      (1,478,277)      (4,371,472)
   Accounts payable and accrued liabilities................................    (133,646,986)      23,323,394
   Payroll and social security.............................................      (9,650,950)      (6,499,954)
   Current and non-current taxes payable...................................     (32,225,922)       3,602,533
   Provision for lawsuits and contingencies................................     (29,857,068)          91,791
   Dividends received......................................................         110,817                -
                                                                             ---------------------------------
Cash provided by operations................................................     172,668,788      164,308,608
                                                                             ---------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and
  disposals................................................................      (8,052,106)     (37,188,832)
(Acquisitions)/Sales of cable systems and subscribers and (increase)
  decrease in goodwill and intangible assets...............................      (1,015,758)     326,995,710
                                                                             ---------------------------------
Cash used in investment activities.........................................      (9,067,864)     289,806,878
                                                                             ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt.......................................         161,038                -
Repayments of acquisition related debt.....................................      (3,613,279)     (10,520,960)
Borrowings of bank and financial loans.....................................               -      411,283,394
Repayments of bank loans  .................................................    (250,625,450)    (697,151,623)
decrease of minority  interest in consolidated subsidiaries................      (3,790,782)      (1,198,542)
                                                                             ---------------------------------
Cash used in financing activities..........................................    (257,868,473)    (297,587,731)
                                                                             ---------------------------------
(DECREASE)/ INCREASE  IN CASH AND CASH EQUIVALENTS.........................     (94,267,549)     156,527,755
Increase in cash and cash equivalents provided by merger ..................               -           44,256
Cash and cash equivalents at the beginning of period......................      189,532,667       82,943,124
                                                                             ---------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD ............................      95,265,118      239,515,135
                                                                             =================================

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.

                                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                (Expressed in Argentine pesos of September 30, 2002 purchasing power) (Contd.)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b) Formation of the Company

On January 10, 2001 the Board of Directors authorized its Chairman to initiate negotiations aimed at carrying out a new corporate reorganization through a merger by absorption. For purposes of this merger, Multicanal was the absorbing company, continuing with the activities and operations of the absorbed companies and therefore remaining in existence, while Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima ("the Absorbed Companies") were the Absorbed Companies and therefore dissolved. This reorganization was carried out effective from January 1, 2001 and all operations of the Absorbed Companies were considered as carried out by the absorbing company from this date. The balance sheets that served as a basis for the merger were those prepared by the companies at December 31, 2000.

On March 30, 2001, the Company's Board approved (i) the prior merger commitment entered into on March 20, 2001 with the Absorbed Companies and (ii) the Prospectus for Merger by Absorption between Multicanal S.A. (absorbing) and the Absorbed Companies for presentation to the Comision Nacional de Valores (National Securities Commission or the "CNV") and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange or "BCBA") for purposes of requesting prior approval by that Commission for subsequent publication in the Stock Exchange Daily Bulletin for the knowledge of note-holders.

On June 22, 2001, at an Extraordinary Shareholders' Meeting, the Company's Shareholders approved (i) the preliminary merger agreement signed on March 20, 2001 with the Absorbed Companies; (ii) the special financial statements and the consolidated financial statements for merger purposes at December 31, 2000;
(iii) an increase in corporate capital in the amount of Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by issuing 867,810 Class A ordinary registered non-endorsable shares with a face value of Ps. 1 each, and 5 votes per share which will be delivered to Grupo Clarin S.A. in exchange for 16,303,000 ordinary registered non-endorsable shares which Grupo Clarin S.A. had in Plataforma Digital S.A. and (iv) the resulting amendment of art. 4 of the Corporate Bylaws.

The Company has made the publications required by sect. 83 of the Corporations Law without any objection having been made within the time limitations established by law. Consequently, the deed for the prior merger agreement has been signed.

As the Company takes part in the public offer regime, on April 11, 2001 it applied for administrative approval of that process before the CNV as required by applicable regulations. Once the registration of the previous reorganization processes has been evidenced, the CNV will request registration with the Inspeccion General de Justicia (Superintendency of Corporations or the "IGJ").

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of presentation of the unaudited interim consolidated financial statements

The unaudited interim consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The unaudited interim consolidated financial statements include accounts of Multicanal, Pem S.A. ("Pem") and the following subsidiaries:


                                          % of capital and votes held by
                                                Multicanal and Pem
                                         ---------------------------------
                                                   September 30,
                                         ---------------- ----------------
                                               2002              2001
                                         ---------------- ----------------
AVC Continente Audiovisual S.A...........      90.00             90.00
CV Berazategui S.A.......................      70.00             70.00
Delta Cable S.A..........................      84.00             84.00
San Lorenzo TV Cable S.A.................     100.00            100.00
TV Cable San Francisco S.A...............     100.00            100.00
Telesur Teledifusora Rio Cuarto S.A......     100.00            100.00
Televisora Privada del Oeste S.A.........      51.00             51.00
Bridge Management Holdings Corp..........     100.00            100.00
La Capital Cable S.A.....................      50.00             50.00
Chaco Cable Color S.R.L. (1).............     100.00            100.00
Teledifusora San Miguel Arcangel S.A.....      50.10             50.10
Tevemundo S.A............................     100.00            100.00
Cable Imagen S.R.L. (1)..................     100.00            100.00
Television Dirigida S.A.E.C.A............      89.39             89.39
Orange Producciones S.A..................     100.00            100.00
Cablepar S.A.............................     100.00            100.00
Cablevision Comunicaciones S.A.E.C.A.....      89.81             89.81
Tres Arroyos Televisora Color S.A. ......      65.28             61.42
Wolves Television Sociedad Anonima.......     100.00            100.00
Adesol S.A...............................     100.00            100.00
Cable Video Sociedad Anonima.............     100.00            100.00
Dorrego Television S.A...................     100.00            100.00
Cable Video Sur S.R.L....................     100.00            100.00

(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

The interim financial data as of September 30, 2002 and 2001 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

2.2.  Recognition of the effects of inflation

The financial statements were prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in conformity with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") and Resolution No. 415 of the CNV on July 25, 2002, recognition of the effects of inflation has been restored. To that end, the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") was adopted, considering that the accounting measurements restated by the change in the purchasing power of the currency through August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency as of the latter date.

The financial statements for the nine-month period ended on September 30, 2001, which are presented for comparative purposes, were restated into period-end currency.

The result of exposure to the changes in the purchasing power of the currency is shown in the statement of income as "Financial income (expenses) and holding results, net".

2.3.   Generally Accepted Accounting Principles

The unaudited interim consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and are presented in Argentine pesos ("Ps."). Additionally, certain reclassifications and additional disclosures have been included in these unaudited interim consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These unaudited interim consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

2.4.  Comparative financial statements

Certain reclassifications have been included in the financial statements at September 30, 2001, which are presented for comparative purposes.

2.5.  Valuation criteria

The principal valuation criteria used in the preparation of these unaudited interim consolidated financial statements are as follows:

(a) Foreign currency

 Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at period-end exchange rates. Exchange differences have been included in the determination of income.

(b) Short-term investments

Publicly traded securities have been valued at their period-end market value. Time deposits and other highly liquid financial investments are carried at cost plus accrued interest. The carrying value of these investments approximates fair value.

(c) Trade receivables

Accounts receivables are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(d) Property and equipment

Property and equipment acquired are presented at restated cost (Note 2.2), less accumulated depreciation. Materials are valued at their weighted average cost.

Depreciation commences in the month of acquisition or placement of the assets in service and is computed on a straight-line basis over the estimated useful lives of the assets which generally range from 5 to 50 years. Changes to useful life estimates are recognized in depreciation.

Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and are recognized as a component of depreciation expense.

Management considers that there has been no impairment in the carrying value of property and equipment.

(e) Long-term investments

Generally, investments in which the Company has ownership interests between 20% and 50% are accounted for under the equity method. Equity method investments are recorded at cost and adjusted to recognize the Company's proportional share of the investee's income or loss; the Company discontinues recognition of its proportional share of the investee's losses when the investment is reduced to zero, unless the Company has assumed the commitment to recognize the corresponding liability. Investments in which the Company had ownership below 20% are recorded at cost.

The accounting criteria applied to most equity investees are similar to those used by the parent company. Where the accounting criteria differ, corresponding adjustments have been made. Management considers that there has been no impairment in the carrying value of the Company's investments.

Financial statements which are prepared in currencies other than the Argentine peso have been translated into that currency in accordance with Technical Pronouncement No. 13 of the FACPCE (restate-convert-disclose method).


(f) Goodwill and intangible assets

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at restated cost (Note 2.2) and is amortized on a straight-line basis over its estimated economic life, not exceeding 20 years.

Purchased subscribers and other intangible assets are stated at restated cost (Note 2.2) and are amortized over a period of 20 years and 5 years, respectively.

The goodwill and intangible assets balance at September 30, 2002 was adjusted to reflect its estimated recovery value by means of an allowance for impairment calculated by Company management on the basis of estimates and evaluations of information available at that date (see Note 14).

(g) Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

(h) Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of sales-related taxes, which include state, municipal and regulatory taxes, in addition to being presented net of the allowance for doubtful accounts.

(i) Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.


(j) Programming rights

Programming rights pending invoicing at the period-end are estimated on the basis of existing agreements and other judgment criteria at that date.


(k) Employee severance indemnities

Severance indemnities are expensed when paid or when they are expected to have an impact on the results for the period because they represent a certain and quantified risk.

(l) Income taxes

Income taxes are those estimated to be paid for each period. In accordance with Argentine tax regulations, income taxes are calculated at the statutory rate on each entity's taxable income for the period (35% for each of 2002 and 2001).

(m) Tax on minimum notional income

In the event a company has a loss for tax purposes, current Argentine legislation requires the payment of a tax on minimum notional income, which is calculated as 1% of assets. Such payments may be utilized during a ten year carryforward period to offset income taxes that would otherwise be payable. The tax on minimum notional income, which is estimated to be offset within the ten following years with income tax, has been disclosed under Other receivables.

In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). According to these regulations, the Company is exempt from the aforementioned tax for fiscal year 2001 and future years.

NOTE 3 - ANALYSIS OF CERTAIN UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS


                                                                September 30,
                                                     ---------------------------------
                                                           2002               2001
                                                     ---------------------------------
                                                        (Unaudited)       (Unaudited)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
    Money market instruments........................         57,682       12,603,769
    Time deposits...................................        848,266      203,905,250
    Other...........................................         20,188           27,887
                                                     --------------------------------
                                                            926,136      216,536,906
                                                     ================================
(b) Trade receivables
       From subscriptions...........................     33,171,345       82,999,845
       From advertising.............................      9,588,954       19,919,762
       Notes receivable.............................        285,651                -
       From new businesses..........................      1,369,795        3,378,209
       Credit cards.................................      3,019,107        2,065,856
       From assurance...............................     10,678,245       14,832,048
    Other...........................................        549,368        1,417,783
    Allowance for doubtful
    accounts (Note 6 (a))
       From subscriptions...........................    (23,966,945)     (50,617,815)
       From advertising.............................     (6,419,839)      (9,380,186)
       From new businesses..........................       (800,159)      (1,722,042)
                                                     --------------------------------
                                                         27,475,522       62,893,460
                                                     ================================
(c) Other
    Advances to suppliers...........................      4,137,635        1,570,736
    Receivables from minority
    shareholders....................................      2,756,910        6,348,337
    Tax advances....................................      8,246,105       37,491,955
    Deposits in guarantee...........................        602,227          966,526
    Other receivables...............................     14,417,990       34,628,266
    Advances on future dividends....................        135,000                -
    Debtors in litigation...........................        183,957          739,693
    Prepaid expenses................................     14,044,867       17,227,089
    Advances to employees...........................        267,883          660,933
    Judicial deposits ..............................      2,287,931        4,943,088
    Other...........................................      3,735,843        1,450,718
                                                     --------------------------------
                                                         50,816,348      106,027,341
                                                     ================================
NON-CURRENT ASSETS
(d) Other
    Prepaid expenses................................     26,962,639       35,734,820
    Tax advances....................................        220,934       22,472,524
    Deposits in guarantee...........................              -        1,091,840
    Other...........................................      3,483,268          736,528
                                                     --------------------------------
                                                         30,666,841       60,035,712
                                                     ================================
(e) Long-term investments
    Investments in companies carried under the
      equity method (Note 10).......................      6,789,842        3,722,653
    Advances for the purchase of companies..........      8,690,338        5,698,670
    Investments in companies carried at cost........        205,218          275,385
                                                     --------------------------------
                                                         15,685,398        9,696,708
                                                     ================================
CURRENT LIABILITIES
(f) Short-term bank and financial debt
    Overdraft facilities............................         57,502          106,989
    Loans
       Capital......................................  1,899,366,480      276,504,191
       Interests payable and restatements...........    212,956,226       52,085,437
    Corporate Bonds
       Capital......................................     44,602,722       99,559,389
       Interests payable............................     18,668,807        1,430,301
       Credits from related parties.................              -       11,060,168
                                                     --------------------------------
                                                      2,175,651,737      440,746,475
                                                     ================================
(g) Other
    Other provisions................................      2,157,571        4,404,050
    Debt with minority shareholders.................        599,551          246,177
    Dividends payable...............................      2,608,984        1,232,864
    Advanced subscriptions fees.....................              -          153,652
    Sundry creditors................................        312,409          724,578
    Other...........................................      2,112,335        2,387,282
                                                     --------------------------------
                                                          7,790,850        9,148,603
                                                     ================================
NON-CURRENT LIABILITIES
 (h) Other
     Investments in companies carried under
     the equity method - Fintelco S.A.
      (Note 10).....................................     21,766,825       39,258,364
     Other..........................................        258,728          258,728
                                                     --------------------------------
                                                         22,025,553       39,517,092
                                                     ================================

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF
OPERATIONS
(i) Net revenues
    Gross sales
      From subscriptions............................    485,941,104      795,830,960
      From advertising..............................      8,179,866       19,525,277
      Other.........................................      5,250,667        4,520,640
    Allowance for doubtful accounts
      From subscriptions............................    (32,222,598)     (48,938,897)
      From advertising..............................     (1,093,363)        (789,747)
      From new business.............................              -       (1,722,042)
    Direct taxes....................................     (2,771,134)     (14,764,151)
    Recovery from Comfer - Decree 1008/01...........              -       38,741,086
                                                     --------------------------------
                                                        463,284,542      792,403,126
                                                     ================================
(j) Financial income (expenses) and holding results,
      net
    On assets
      Result of exposure to inflation...............   (168,622,107)               -
      Exchange differences and results from
        conversion..................................     34,638,361          208,137
      Bank expenses.................................       (590,534)        (852,608)
      Holding gains/short-term investments..........      5,113,354        1,516,729
      Interest......................................        397,799        1,709,995
                                                     --------------------------------
                                                       (129,063,127)       2,582,253
                                                     --------------------------------
    On liabilities
      Result of exposure to inflation...............    405,194,490                -
      Interest......................................   (193,430,716)    (151,801,234)
      Restatements .................................    (20,104,199)               -
      Result from advanced repurchase of
        negotiable obligations......................    423,507,729                -
      Exchange differences and bank expenses........ (1,044,488,694)      (3,368,443)
      Tax on interest...............................        730,968      (11,950,270)
      Tax on debits and credits to bank current
        accounts....................................     (3,445,194)      (3,394,682)
      Commissions...................................    (11,057,328)     (12,223,405)
      Other.........................................        337,416                -
                                                     --------------------------------
                                                       (442,755,528)    (182,738,034)
                                                     --------------------------------
                                                       (571,818,655)    (180,155,781)
                                                     ================================

(k) Other non-operating income (expenses), net
    Employee's dismissals...........................           (890)     (10,145,053)
    Provision for lawsuits and contingencies........       (435,965)      (6,059,722)
    Uncollectibility of other receivables...........        (42,097)      (4,606,881)
    Provision for loss of value
      of intangible assets..........................     (5,011,085)               -
    Gain on sale of investments.....................         25,327      326,939,265
    Other...........................................      6,909,070       (3,093,668)
                                                     --------------------------------
                                                          1,444,360      303,033,941
                                                     ================================


NOTE 4 - PROPERTY AND EQUIPMENT

                                                                 September 30, 2002
                                     ----------------------------------------------------------------------
                                                            Accumulated                          Assets
                                         Original value     depreciation     Net book value   lives years
                                     ----------------------------------------------------------------------
                                          (Unaudited)       (Unaudited)       (Unaudited)
Installations, external wiring
  and transmission equipment.....        1,448,075,705     (965,100,742)       482,974,963           10
Properties.......................          120,977,346      (37,355,975)        83,621,371           50
Computer equipment...............           64,599,487      (52,999,566)        11,599,921            5
Furniture, fixtures and tools....           57,397,609      (50,337,556)         7,060,053           10
 Vehicles........................           32,278,674      (27,732,080)         4,546,594            5
Materials, net of provision for
  obsolescence of materials......           62,279,563                -         62,279,563            -
Work in progress.................           16,104,110                -         16,104,110            -
Advances to suppliers............            2,896,861                -          2,896,861            -
                                     -------------------------------------------------------
         Total...................        1,804,609,355   (1,133,525,919)       671,083,436
                                     =======================================================

                                                                 September 30, 2001
                                     ----------------------------------------------------------------------
                                                            Accumulated                          Assets
                                         Original value     depreciation     Net book value   lives years
                                     ----------------------------------------------------------------------
                                          (Unaudited)       (Unaudited)       (Unaudited)
Installations, external wiring
and transmission equipment.......        1,421,993,871     (800,423,372)       621,570,499           10

Properties.......................          120,321,575      (31,632,039)        88,689,536           50

Computer equipment...............           63,595,525      (44,351,579)        19,243,946            5

Furniture, fixtures and tools....           56,056,089      (45,189,104)        10,866,985           10

Vehicles.........................           32,772,537      (26,414,888)         6,357,649            5
Materials, net of provision for
  obsolescence of materials......           66,730,035                 -        66,730,035            -

Work in progress.................           30,454,470                 -        30,454,470            -

Advances to suppliers............            5,294,580                 -         5,294,580            -
                                   --------------------------------------------------------
         Total...................        1,797,218,682     (948,010,982)       849,207,700
                                   ========================================================

The unaudited interim consolidated depreciation of property and equipment for the nine-month periods ended September 30, 2002 and 2001 amounted to Ps. 149,966,543 and Ps. 150,854,048, respectively.



NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

                                                                 September 30, 2002
                                           ------------------------------------------------------------
                                                                     Accumulated
                                              Original value         amortization      Net book value
                                           ------------------------------------------------------------
                                               (Unaudited)           (Unaudited)        (Unaudited)
Goodwill ................................      2,683,558,737          (837,914,555)     1,845,644,182
Purchased subscribers....................         27,851,487            (9,483,855)        18,367,632
Others...................................         26,178,155            10,838,429)        15,339,726
                                           ------------------------------------------------------------
         Sub-Total.......................      2,737,588,379          (858,236,839)     1,879,351,540
Allowance for impairment.................       (335,561,669)           14,036,165       (321,525,504)
                                           ------------------------------------------------------------
         Total...........................      2,402,026,710          (844,200,674)     1,557,826,036
                                           ============================================================

                                                                 September 30, 2001
                                           ------------------------------------------------------------
                                                                     Accumulated
                                              Original value         amortization      Net book value
                                           ------------------------------------------------------------
                                               (Unaudited)           (Unaudited)        (Unaudited)

Goodwill ................................      2,679,495,068          (706,811,150)     1,972,683,918
Purchased subscribers....................         27,851,486            (8,044,960)        19,806,526
Others...................................         12,807,171            (6,479,322)         6,327,849
                                           ------------------------------------------------------------
         Total...........................      2,720,153,725          (721,335,432)     1,998,818,293
                                           ============================================================

The unaudited interim consolidated amortization of goodwill and intangible assets for the nine-month periods ended September 30, 2002 and 2001 amounted to Ps. 88,928,090 and Ps. 101,707,450 respectively.

NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)   Allowance for doubtful accounts

                                                                        September 30,
                                    ----------------------------------------------------------------------------------------
                                        2002            2001           2002           2001          2002           2001
                                    ----------------------------------------------------------------------------------------
                                          From subscriptions             From advertising            From new businesses
                                    ----------------------------------------------------------------------------------------
                                     (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
Balance at the beginning of the
period............................    47,726,629     38,394,737      9,556,478      9,434,325      1,722,041              -
Increase (recorded as loss).......    32,222,598     48,938,897      1,093,363        789,747              -      1,722,042

(Write-off) (*)...................   (55,982,282)   (36,715,819)    (4,230,002)      (843,886)      (921,882)             -
                                    ----------------------------------------------------------------------------------------
Balance at the end of the period..    23,966,945     50,617,815      6,419,839      9,380,186        800,159      1,722,042
                                    ========================================================================================

(*) Includes result of exposure to inflation.

(b)   Provision for obsolescence of materials

                                                      September 30,
                                              ------------------------------
                                                   2002           2001
                                              ------------------------------
                                                (Unaudited)     (Unaudited)
Balance at the beginning of the period.......    11,220,567      11,365,074
Decrease.....................................       (67,004)       (117,333)
                                              ------------------------------
Balance at the end of the period.............    11,153,563      11,247,741
                                              ==============================

(c)   Provision for lawsuits and contingencies

                                                      September 30,
                                              ------------------------------
                                                   2002           2001
                                              ------------------------------
                                                (Unaudited)     (Unaudited)
Balance at the beginning of the period.......    52,641,076      45,162,754
Increase (recorded as loss)..................       435,965       6,059,722
(Decrease) increase of provision (*).........   (29,857,057)         91,800
                                              ------------------------------
Balance at the end of the period.............    23,219,984      51,314,276
                                              ==============================
(*) Includes result of exposure to inflation.


NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated at the end of the period ended September 30, 2002 through application of the Reference Stabilization Coefficient ("CER") as explained in Note 13, the Company's financial debt is as follows:


(a) US$ 125 million 9.25% Notes due 2002 and US$ 125 million 10.50% Notes due
2007

The Shareholders' Ordinary and Extraordinary General Meeting held on October 7, 1996 approved the issuance of non-convertible unsecured corporate bonds for up to US$ 300,000,000 and authorized the Board of Directors to determine the remaining terms and conditions, including issue date, price, interest rate, placement and payment form and conditions.

On October 11, 1996, filings with the CNV, the BCBA and the Mercado Abierto Electronico S.A. (Electronic Open Market or MAE) were made to obtain approval for the public issuance of the Notes, which was obtained on January 23, January 30, and February 5, 1997, respectively.

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9.25% Notes due 2002 and the US$ 125 million 10.50% Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC and the Company made a duly registered exchange offer to holders of the Notes. The 30-day exchange offer, in which holders of US$ 102,900,000 aggregate principal amount of Notes due 2002 and of US$ 86,409,000 aggregate principal amount of Notes due 2007 tendered concluded on August 3, 1997. On September 4, 1998, the Company made a voluntary second 30-day exchange offer to the holders of the outstanding Notes due 2002 and Notes due 2007, in which holders of US$ 18,575,000 aggregate principal amount of Notes due 2002 and US$ 37,603,000 aggregate principal amount of Notes due 2007 tendered.

On June 26, 2001 the Company filed a registration application with the CNV for a public offering for the purchase of Notes in the amount of US$ 125,000,000 maturing on February 1, 2002, addressed to all of its holders and to be carried out simultaneously in Argentina and in foreign markets in which the Notes were originally placed. This purchase offering was subject to: (a) the assignment of the Company's rights in DirecTV Latin America LLC and of certain contractual rights relating to it, the proceeds of which would be used in part to purchase the Notes offered; (b) the absence, according to the Company's reasonable judgement, of any legal impediment, whether actual or threatened, including any noncompliance under an agreement, indenture or any other instrument or obligation, which the Company or one of its affiliates is a party to, to purchase the Notes offered; or (c) the absence of events or changes, including in the economic, financial, exchange or general market conditions of the United States of America, Argentina or any other country which, according to the reasonable judgement of the Company, has or may have a material adverse effect on the market price, the trading of or the value of the Notes to the Company.

On June 28, 2001 the Board of the CNV acknowledged the procedure implemented by the Company for the public offering involving the purchase of the Notes issued by it and maturing in 2002, up to an amount of US$ 125,000,000. On July 19, 2001, due to the economic and financial conditions in Argentina, the Company concluded that the conditions for the consummation of its offer to purchase the Notes had not been met and were unlikely to be met and thus, the Company decided to withdraw the purchase offer as of that date.


(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the BCBA.

    (i)  Issue of US$ 150 million Series C 10.50% Notes due 2018

       On March 15, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10.50% Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10.50% payable semi-annually.

       The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

       The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

       On September 4, 1998, the Series C 10.50% Notes due 2018 (the "New Notes") were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series C Notes, in which holders of US$ 149,850,000 aggregate principal amount of Series C Notes tendered.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31 and April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

 (i)   Issue of US$ 175 million Series E Notes due 2009

       In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program. The CNV approved the public offer of such Notes on March 31, 1999.

       The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

       The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

       The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

       The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

       On September 13, 1999, the Series E Notes due 2009 were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series E Notes, in which holders of US$ 159,180,000 aggregate principal amount of Series E Notes tendered.

 (ii)  Issue of US$ 150 million Series G Floating Rate Notes due 2001


       On January 17, 2000 the Board of Directors of Multicanal approved the terms and conditions for the issue of Series G Floating Rate Notes for an amount of up to US$ 200,000,000, issued under the Medium-Term Note Program. The Shareholders' Meeting held on February 7, 2000 confirmed this Board Resolution.

       The principal amount of the issue totaled US$ 150 million, which fell due in eighteen months as from February 18, 2000, and beared interest at LIBOR plus 4.5% p.a., payable monthly for the first three months and quarterly thereafter. On February 17, 2000 the BCBA authorized the listing of these Series G Notes.

       The net proceeds of the issue, which amounted to US$ 146.6 million, were used to refinance debt incurred by the Company, among others the prepayment of the principal and accrued interest due on the 1997 Loan Facility.

       Pursuant to the terms of the Series G Floating Rate Notes, the Company was required to comply with certain obligations, such as restrictions on:
       i) incurrence of additional debt, ii) issuance of liens on assets, and
       iii) disposal of assets, among other items.

       See issue of US$ 144 million Series J Floating Rate Notes (Note 7 (c)
       (iv)).

 (iii) Issue of US$ 14 million Series I 10.25% Notes due 2001

       On December 28, 2000 the Board of Directors of Multicanal approved the terms and conditions of Series I Notes issued under the Global Program for up to US$ 1,050,000,000, the public offer of which was approved by the CNV on March 31, 1999.

       The issue was carried out on January 11, 2001 for a total amount of US$ 14 million due on August 21, 2001; interest accrued from the date of issue at a fixed annual percentage rate of 10.25%, with final repayment upon maturity.

       The net proceeds from the placement, which amounted to approximately US$
       13.7 million plus US$ 24.6 million generated by the Company's ordinary course of business, were used to pay the last interest installment and full amortization of the Series A Floating Rate Notes.

       The Series I Notes contained similar affirmative and negative covenants to those contained in the Series G Floating Rate Notes (Note 7-(c) (ii)).

       On January 9, 2001, the BCBA authorized the listing of Series I Notes.

       See description of the settlement in Note 7 (c) (iv).

 (iv)  Issue of US$ 144 million Series J Floating Rate Notes due 2003

       On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

       The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5.5%. Interest is payable on a quarterly basis.

       On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

       Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000, obtaining a discount with respect to the face value of the Company's debt amounting to US$ 130,995,548. The result of the purchase for the year in progress amounted to $ 423,507,729, which is recorded under Financial income (expenses) and holding results, net in the unaudited interim consolidated statement of operations.

Deferred Payments

On February 1, 2002, the Company deferred the payment of principal and interest on its 9.25% Notes due 2002 and interest on its 10.50% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note
13. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company deferred payments of interest on its Series C 10.50% Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments.

NOTE 8 - SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

As a result, the shares of the Company are currently held as follows:


==================================================================================================
                                                    Number of shares
                                       -----------------------------------------------------------
              Shareholder                 Class A         Class B           Total      % Holding
--------------------------------------------------------------------------------------------------
Grupo Clarin S.A.                        80,679,409      21,957,194(1)    102,636,603      27.98
Multicanal Holding LLC                  119,655,068      27,909,472       147,564,540(2)   40.23
Arte Grafico Editorial Argentino S.A.             -     116,619,894       116,619,894      31.79
                                       -----------------------------------------------------------
Total                                   200,334,477     166,486,560       366,821,037     100.00
==================================================================================================

(1) On March 30, 2001, the Company's Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.

     On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazan; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A.

(2) Of this holding, 62,333,333 shares (40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares) are pledged in favor of TI Telefonica Internacional de Espana S.A. and 12,466,667 shares (6,795,580 ordinary Class A shares and 5,671,087 ordinary Class B shares) have been pledged to Chase as collateral for certain payment obligations. Notice of the lifting of this pledge was communicated to the Company on May 22, 2000 by Chase. On November 11, 2000 TI Telefonica Internacional de Espana S.A. gave notice of the assignment of the right to collect the price balances and the rights on the shares pledged in favor of Telefonica Media S.A.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

On June 19, 2001, the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid. When the Company was informed of this assignment, it filed an appeal challenging the court's decision pursuant to which Lisker S.A. was assigned seller's rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal. This appeal was also dismissed. Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. Once the complaint regarding the unconstitutional nature of the measure had been replied to, the case was submitted to the Attorney General for a ruling. To answer the requirement the Attorney General asked for the file on the complaint because of refusal to appeal, but as it has been mislaid at present the Civil and Commercial Court of Appeal has not yet sent it. In view of the situation an application will be made for the time periods to be extended and for a reply to the submission on the action brought for lack of constitutionality.

On July 10, 2001 the court ordered that the evidence filed by the seller, which it had obtained in Buenos Aires, be removed from the court file and returned to it. The seller filed a motion to reverse this court decision and an appeal. On July 24, 2001, the court rejected the motion and the appeal. The seller appealed but the appeal was rejected by the Appellate Court in Civil and Commercial Matters, Room 2, on August 13, 2001.

On September 17, 2001, the Company requested the lifting of the provisional remedy, which restrains it from collecting the promissory note for US$ 2,300,000 drawn in the name of the seller. The Court lifted the injunction that had prevented Multicanal from bringing legal action against the seller.

The Company is unable to assure that it will collect the amount due once the injunction has been lifted

(ii) Sale of assets and rights in DirecTV Latin America, LLC.

On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000.

The Company received the full purchase price upon the execution of the transfer agreement.

Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. This option expires by no later than November 10, 2003.

(iii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). Multicanal was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if Multicanal were to fail to pay the consecutive monthly installments.

Additionally, on the same date, September 7, 2001, a beneficial interest on the shares of Tres Arroyos Televisora Color S.A., representing 38.58% of the Company's capital stock and voting rights, was set up in favor of Multicanal, for the earlier of 10 years or the Trust life.

As of September 2002, the trustee transferred 926 shares to Multicanal under the Trust Agreement. The participations after the transfer are as follows:
Multicanal owns 15,666 shares representing 65.28% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 8,334 shares representing 34.72% of the capital stock.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c) Operating licenses

The Company's operating licenses, obtained from the Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER"), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from expiry of the original term. The Company has requested the extension of the term for several licenses. The extension of the license is subject to approval by the COMFER. Management believes that the possibility of the Company not being able to extend its licenses in the future is remote.

Resolution No 1111/CFR/01, published in the Official Gazette on July 17, 2001, provided for the creation of a "Data Updating Registry for supplementary broadcasting service licenses". Licensees of supplementary broadcasting services in all the national territory must register between the day after publication of the aforementioned Resolution and October 15, 2001, by filing a sworn statement. If they fail to do so, they will be subject to the penalties established in section 18 of Law No. 22,285.

On October 15, 2001, the Company presented sworn statements for each of the licenses owned by its merged and subsidiary companies.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested the COMFER to approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course. Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by the COMFER or any successor agency.

The corporate reorganization made in 1998, including the merger-spin-off of Fintelco S.A., Video Cable Comunicacion S.A. ("VCC") and CV Inversiones S.A. (Note 1 (b)), are pending approval by the IGJ.

The latest capital increase resulting from the merger by absorption of Plataforma Digital S.A. is pending registration with the IGJ; the reorganization processes previously carried out by the Company are in the process of registration.

(e) Claims by COMFER

(i) Administrative proceedings

The COMFER has brought administrative proceedings against the Company because of failure to comply with certain terms of the Broadcasting Act.

As a result of these proceedings, the Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the "Amount payable" amounts to $ 5,295,359. The Company intends to pay this amount by providing advertising time in future broadcasts.

In addition, the Company has been notified of the imposition of fines in various cases due to alleged violations of the Broadcasting Act after December 31, 2000 in total amount of $ 9.5 million. The Company filed various appeals with the COMFER against the rulings by the entity imposing fines, and these appeals are presently pending. The Company cannot provide any assurance that its appeals will be successful.

(ii) Demand for payment from Vidycom S.A.

The COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in the financial statements at September 30, 2002. The grounds are as follows: (a) the COMFER did not take into account that the notices had to be served at Multicanal's legal address, as it had absorbed Vidycom, a circumstance of which COMFER was aware, (b) although the administrative procedures had not been concluded, investments were made by Multicanal, and (c) the Company provided evidence of the contingency giving rise to the request for exemption.

(iii) Claims against Intercable S.A., Parana Television por Cable S.A. and Canaco S.A.

COMFER has issued resolutions notifying Intercable S.A., Parana Television por Cable S.A. and Canaco S.A., companies absorbed by Multicanal, of the rejection of the request for exemption made under the terms of Resolution No. 393/93 and claiming payment of the unpaid amount plus compensatory interest. The amount payable has not yet been determined, except in the case of Parana Television por Cable S.A., which was $ 55,862.

The Company, as in the case of Vidycom, believes that there are questions of fact and of law in favor of those companies which would lead COMFER to reassess its position but the Company cannot provide any assurance that its appeal will be successful.

(iv) Claims against Difusora S.A.

On April 25, 2001 COMFER notified Difusora S.A., a company absorbed by Multicanal, of the amount it must pay as a result of its participation in the payment facilities regime. The amount is Ps. 107,106, which will be paid with advertising time according to the option elected by the Company.

In addition, on February 8, 2002, the COMFER notified Difusora S.A. that the "Amount to be Settled" corresponding to an action brought due to infringements that allegedly occurred between May 1 and December 9, 1999 is Ps. 17,054. An application to inspect the file was presented in order to challenge that assessment.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance provides for a 7-year term for cable operators to adapt their cable networks in stages in accordance with these provisions. Although the Company has performed network adaptation works, it cannot ensure that the goals established by the ordinance can be achieved. However, based on the current situation, the Company's Management believes that the impact of these events are not likely to significantly affect the results of its operations. Accordingly, no provision has been recorded in this respect.

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders' equity as of September 30, 2002. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. Decree No. 1269/02 of the National Executive Branch suspended the application of the abovementioned regulation until December 10, 2003. The Company and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending.

Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.; the Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i) Value Added Tax.  Tax Authority assessment.

The Tax Authority notified the Company of the issuance of Resolution No. 18/2001, under which the Tax Authority has officially assessed the tax debits corresponding to the monthly fiscal periods between September 1996 and September 1998 for value added tax, as a result of income from advertising in the cable TV program magazine which is distributed monthly by the Company. Consequently, the Tax Authority resolved that the Company must pay: (i) Ps. 1,861,705 in this respect; (ii) Ps. 2,161,971 as compensatory interest and (iii) a fine of Ps. 1,489,364, equivalent to 80% of the value added tax allegedly omitted.

The Company filed an appeal against this resolution with the National Fiscal Court, requesting it to declare the resolution unfounded, and invalidating the Tax Authority's official assessment, the compensatory interest and the fine imposed. The tax authorities has responded to the pleading forwarded and the case is pending ruling. Even though the Company has factual and legal arguments which uphold its position, we cannot give any assurance that the Company will obtain a favorable decision on the filed appeal.

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

                            Direct percentage
                             participation in                               Equity in the (losses) gains
            Company            voting stock           Investments             of affiliated companies
----------------------------------------------------------------------------------------------------------
                                                                             For the nine-month periods
                                    %                 September 30,              ended September 30,
                            ------------------------------------------------------------------------------
                                                   2002           2001           2002            2001
                                             -------------------------------------------------------------
                                                (Unaudited)    (Unaudited)    (Unaudited)     (Unaudited)
VER T.V. S.A.(1)...........       49.00          6,789,842      3,722,653      3,484,730         585,868
Fintelco S.A...............       50.00        (21,766,825)    39,258,364     17,881,407      (3,711,460)
                                             -------------------------------------------------------------
                                               (14,976,983)    42,981,017     21,366,137      (3,125,592)
                                             =============================================================

(1) At September 30, 2002 the retained earnings that represent undistributed earnings amount to Ps.6,630,692


NOTE 11 - EXEMPTIONS OBTAINED

By Resolution No. 1080/97 dated October 26, 1998, the COMFER released certain subsidiaries that had merged with Multicanal from taxes payable to the COMFER over a three-year period in an amount of up to Ps. 10,000,000 beginning September 1, 1998 as per the following detail: first year, from September 1, 1998 through August 30, 1999, 40%; second year, from September 1, 1999 through August 30, 2000, 45%; and third year, from September 1, 2000 through August 30, 2001, 50%.

The amount of tax charges accrued over the exemption period must be assigned to the execution of investment and operating recovery projects. In the event of a failure to satisfy the conditions under which the COMFER granted the exemption, the COMFER reserved the right to unilaterally declare the annulment of the administrative act approving the exemption, once arrears have been confirmed and corresponding supplementary term fixed.


NOTE 12 - ANTITRUST CONSIDERATIONS

In September 1998, the Santa Fe branch of Asociacion del Consumidor ("Consumer Association") filed with the Comision Nacional de Defensa de la Competencia (the "National Commission for the Defense of Competition" or "CNDC") a complaint against Multicanal and Cablevision S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. Consumer Association claims that by dividing the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems, the Company and Cablevision S.A. engaged in abuse of a dominant market position and concerted actions to distribute the Santa Fe cable market among themselves. The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law. The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevision S.A. with respect to the division of the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels. Such agreement is alleged to consist of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution. On October 12, 1999 the Company filed a discharge with CNDC under the terms of section 23 of the Competition Defense Law, producing corresponding evidence. On February 10, 2000, the submission of evidence period concluded and the case was submitted for a ruling by the Court, by means of a resolution dated September 26, 2001 the Commission penalized the companies with a fine, which in the case of Multicanal amounts to $ 352,859. The resolution under which the fine was applied has been appealed by the Company on October 8, 2002. The Company can give no assurance that the final outcome will be favorable to it.

On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, filed a complaint against Multicanal for alleged anticompetitive practices in such city. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

In December 2001, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed a complaint before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 the Company answered the complaint.

As of the date of the issuance of the financial statements, the CNDC is analyzing the answer filed by Multicanal. The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

The Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed a document providing explanations in accordance with section 20 of the Competition Defense Law, requesting that the claim be rejected. However, no assurance can be provided that the final ruling will be in the Company's favor.

NOTE 13 - ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a difficult economic climate. The prevailing indicators during 2001 were a significant public debt burden, high interest rates, decrease in savings amounts, country risk levels far above normal average and a four-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

Since December 3, 2001 restrictions on cash availability and the circulation and transfer of foreign currency abroad have been imposed. On December 21, 2001 foreign exchange trading was suspended. Subsequently, the Government deferred payment on all external debt.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N(degree) 25561 (Ley de Emergencia Publica y Reforma del Regimen Cambiario) that introduced significant changes to the prevailing economic policy and the amendment of the currency convertibility law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system), complemented with Decree 320 and 410, and Decree 260 (Exchange Regime), that modified some of the measures included in Law N(degree) 25561. These decrees are being complemented by other regulations, some of which are pending as of the date of issuance of these financial statements. In addition, on April 24, 2002, the National Government entered into an agreement with the provincial governors which, together with other changes in the national administration, will set the basis for new measures that have not yet been issued or fully implemented.

Some of the measures taken by the Government that were in effect as of the date of issuance of these financial statements and their related effects on the Company's financial position are described below.

Exchange system

On February 8, 2002 the Government issued Decree 260 under which as from February 11, 2002 a single free floating currency system was instituted. Banco Central de la Republica Argentina is entitled to regulate currency system operations and has the discretion to approve certain transfers of foreign currency abroad.

Deposits in Argentine financial entities

Decree 214 provided that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposit balances denominated in pesos or dollars, which will be paid back in installment amounts and on due dates depending on balances recorded. Commencing on February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is a coefficient that measures the daily variation rate obtained from the monthly evolution of the Consumer Price Index, published by the National Institute of Statistics and Census. It is possible that part or all of the rescheduled deposits will be converted into National Government Bonds. If depositors do not opt to receive Government Bonds, they will receive bonds issued by the Bank, which will observe the pre-existing conditions.

Financial debt in foreign currency

Pursuant to Decree No. 214, subject to the changes made by Decree No. 410, debts denominated in U.S. dollars or other foreign currencies with Argentine Banks will be converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. Commencing on February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these debts.


Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of Ps. 1 per US$ 1 or its equivalent in such other foreign currency, subject to certain exceptions. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates, the parties can request a price adjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

The Company is analyzing the legal effects and the scope of the conversion into pesos of its foreign currency denominated liabilities.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of foreign currency receivables and liabilities

In accordance with Resolution No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, the Company has recognized the effects of the devaluation in the nine-month period ended on September 30, 2002.

The Company's management is currently defining and adopting measures to minimize the impact of the economic situation on the results of the Company, and analyzing the scope and effects of the exclusions from the conversion to pesos established by Decree No. 410. In addition, the Company is analyzing alternatives to be able to propose new conditions for settlement of debts to suppliers, banks and holders of Notes. Although the Company's management believes that such alternatives will be eventually formulated and proposed, we cannot give any assurances that they will be accepted or that their implementation will be successful.

The impact generated by Government measures adopted to date on the financial position of the Company as of September 30, 2002 was calculated on the basis of management's current assessments. Actual results could differ from management's current assessments and such differences could be material. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these financial statements must consider the effects of these measures and their future development and the Company's financial statements should be read in light of circumstances herein described.

In the period ended September 30, 2002, the Company recognized a net loss of Ps. 691,537,184 and a shortfall in consolidated working capital amounting to Ps. 2,145,937,196. Continuing adverse market conditions and their negative effect on the Company's cash flows, coupled with limited liquidity, are likely to limit the Company's ability to meet its obligations. All of these matters raise substantial doubt about the Company's ability to continue as a going concern.

In addition, as a result of the loss described above, the Company falls under the terms of section 206 of the Commercial Companies Law, which establishes a mandatory capital reduction in such situations. By means of Decree 1269/02, the National Executive suspended enforcement of this regulation until December 10, 2003.

The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.


NOTA 14 - CHANGES IN UNAPPROPRIATED RETAINED EARNINGS AT THE BEGINNING OF THE
          YEAR

On July 15, 2002, the Company filed its annual report on form 20-F with the Securities and Exchange Commission. Within the framework of a macroeconomic crisis in Argentina in recent months, the Company reviewed its evaluations and estimates of the future development of the business and the possibility of recovering its long-term assets based on information available at that time. On the basis of those estimates and evaluations, the Company recorded an allowance for impairment of its consolidated intangible assets amounting to $149,392,000, thus amending the financial statements at and for the year ended December 31, 2001 and at and for the three month period ended March 31, 2002 previously filed by the Company.

The allowance for impairment amounts to $ 330,550,584, on a constant pesos basis (Note 2.2.), and has been recorded in these financial statements. The accumulated deficit as of January 1st, 2002, included in the statement of shareholders' equity, has been restated to reflect this amount.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.



                                                                         Exhibit

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550 for the nine-month periods ended September 30, 2002 and 2001 (Consolidated) (Expressed in Argentine pesos)

===========================================================================================================
                                     Direct      Selling and    General and      Total at September 30,
                                   operating      marketing   administrative  -----------------------------
              Caption               expenses       expenses       expenses        2002           2001
-----------------------------------------------------------------------------------------------------------
                                  (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
Payroll and social security        39,402,976     18,279,108     14,076,449     71,758,533    112,870,128
Employees' dismissals                 554,329      1,918,857        207,701      2,680,887      1,669,262
Taxes rates and contributions       9,048,272        234,768      9,359,821     18,642,861     37,753,013
Insurance                              27,321              -        143,081        170,402              -
Programming rights                150,689,044              -              -    150,689,044    220,688,584
Printing and distribution of
  magazines                        13,643,178              -              -     13,643,178     22,210,049
Fees and compensation for
  services                            642,280         51,723     11,414,860     12,108,863     12,751,681
Commissions                         4,082,942         11,443     13,036,719     17,131,104     27,893,106
Overhead                            2,909,606         49,293        696,884      3,655,783      2,825,705
Personnel expenses                  2,006,171      1,169,356      1,448,052      4,623,579     11,013,941
Building expenses                     222,194              -      5,436,150      5,658,344      9,060,268
Vehicles expenses                           -              -      2,397,989      2,397,989      3,640,319
Rentals                            12,748,048              -      2,002,931     14,750,979     23,186,471
Security and surveillance              48,947          2,537      1,823,184      1,874,668      2,509,944
Representation and travel
  expenses                             61,362              -        929,879        991,241      1,851,541
Office expenses                       147,775         30,418      2,352,281      2,530,474      3,383,376
Publicity and advertising                   -      8,231,900              -      8,231,900      8,778,236
Sundry                             13,274,227              -      8,750,927     22,025,154     36,172,611
                                 --------------------------------------------------------------------------
Total at September 30, 2002       249,508,672     29,979,403     74,076,908    353,564,983
                                 ==========================================================================
Total at September 30, 2001       383,061,781     46,595,243    108,601,211                   538,258,235
===========================================================================================================

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   MULTICANAL S.A.




Buenos Aires, Argentina, November 18, 2002         By: /s/ Adrian Meszaros
                                                       -------------------
                                                       Adrian Meszaros
                                                       Chief Financial Officer